April 19, 2007


Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Station Place
100 F Street NE
Washington, D.C.  20549


RE:   The Stride Rite Corporation
      Form 10-K for the year ended December 1, 2006
      Filed February 13, 2007
      File No. 1-04404

Dear Mr.Choi:

We have reviewed your comments regarding our filing referenced above and are submitting the following responses.

In connection with the these responses, we acknowledge the following:

   o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 1, 2006
---------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 15
-------------------

Liquidity and Capital Resources, page 30
----------------------------------------

Contractual Obligations, page 32
--------------------------------

1. Please include the balance of your revolving credit facility in the table of financial obligations in future filings.

      Response:

      In our next Form 10-K filing, we will include the balance of our revolving credit facility in the table of financial obligations.


Consolidated Financial Statements
---------------------------------

Notes to Consolidated Financial Statements, page F-5
----------------------------------------------------

1.  Summary of Significant Accounting Policies, page F-5
--------------------------------------------------------

2. Please disclose the types of expenses you include in the cost of sales line item and those you include in the selling and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.

      Response:
      ---------

      We include inbound freight charges, receiving costs, inspection costs, warehousing costs, internal transfer costs, and any other significant costs of our distribution network in the cost of sales line item.

      We will revise the "Summary of Significant Accounting Policies" footnote in future filings to include the following separately captioned paragraphs to disclose the types of expenses included in these income statement line items:


           Cost of Sales - The Company includes all costs directly associated with producing and making the goods sold available for distribution in the costs of sales line item in the accompanying consolidated statements of income. Such costs include inbound freight charges, receiving costs, inspection costs, warehousing costs, and internal transfer costs.

           Selling and administrative expenses - The Company includes all operating expenses associated with business operations that do not directly relate to producing and making the goods sold available for distribution in the selling and administrative line item in the accompanying consolidated statements of income.

      We do not believe that any circumstances exist where cautionary language in the MD&A is necessary.


Revenue Recognition, Page F-5
-----------------------------

3. You disclose that revenue from gift certificates is deferred until redemption. Please tell us the amount of revenue you recognize from gift certificates and disclose your gift certificate accounting policies in future filings, including whether or not you recognize breakage and whether your gift certificates have expiration dates. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift certificate breakage pattern and your estimated gift card breakage rate. Please tell us the basis in GAAP for your recognition methodology and the amount of breakage recognized for each year presented.

      Response:
      ---------

      The revenue derived from our gift certificate program was approximately $1.1 million in fiscal year 2006. We do not consider this amount material.

      All gift certificate revenue is deferred until the gift certificate is redeemed. The Company does not currently calculate a breakage amount and gift certificates do not currently expire.

      We will continue to evaluate our gift certificate revenue stream and if significant, expand our disclosure in future filings.

Co-operative Advertising, Page F-5
----------------------------------

4. We note that you recognize vendor allowances paid to customers as an operating expense. Please tell us and disclose in future filings the methodology you use to determine a reasonable estimate of fair value of the advertising you receive. Refer to paragraph 9(b) of EITF 01-09. It appears from your disclosure that you account for buy-down programs in the same way as you account for co-operative advertising. Please confirm that you account for buy-down programs as a reduction in revenue; if this is not the case, please explain. Please also revise future filings to clearly disclose your accounting policy for buy-down programs.


      Response:
      ---------

      With respect to paragraph 9(b) of EITF 01-09, we have processes in place that reasonably estimate the fair value of the identifiable benefit provided by the customer. The majority of our co-operative advertising claims are reviewed directly by us to ensure the claims are in compliance with relevant program specifications based on documentation submitted by the customer. A less significant amount of our claims are processed through a contracted third party administrator, which performs the same procedures to ensure the appropriateness of the submitted claims.

      We account for buy-down programs as a reduction of revenue. In future filings, we will remove the reference to buy-down programs in the co-operative advertising captioned paragraph in Footnote 1 to eliminate the inference that the two programs are accounted for in the same manner. In addition, we will provide a separately captioned paragraph that summarizes our buy-down policy as follows:

            Buy-Down Programs - The Company periodically offers product markdown allowances for certain products. These product markdown allowances are recorded as a reduction in revenue in the accompanying consolidated statements of income.

Shipping and Handling, Page F-5
-------------------------------

5. We note you include product handling costs in the selling and administrative expenses line item. Please disclose where you classify shipping costs in your statements of income. Furthermore, please disclose the amounts of any shipping or handling costs not classified as cost of sales. Also, confirm to us that you include customer payments for shipping costs in net sales. Refer to EITF 00-10.

      Response:
      ---------

      The shipping costs associated with sales to our non-European wholesale customers are paid by the customer. The shipping costs associated with sales to our European wholesale customers are paid by us and are recorded in cost of sales. Retail customers who make purchases directly through our on-line store are charged a shipping and handling fee. This shipping and handling fee is classified as sales and the costs associated with this fee are classified as a cost of sales.

      With respect to the product handling costs, these items were inadvertently described as being included in selling and administrative expenses. The handling costs related to products sold to our wholesale customers are included with costs of sales. Handling costs include our internal distribution center costs incurred to allocate product to an order and make the product available for shipment. Wholesale customers are not charged a handling fee in connection with their purchases. We will revise the description of our handling costs in future filings.


4.  Inventories, page F-13
--------------------------

6. We note your disclosure of the hypothetical net income and earnings per share impact as if all of your inventories had been recorded on a FIFO basis rather than the LIFO basis you have elected. Please remove this disclosure in all future filings or tell us why you believe these non-GAAP measures meet the conditions to be presented under 10(e) of Regulation S-K. Similarly, we would expect that your second paragraph in this footnote which discusses net income and per share effects due to reductions in certain inventory quantities to be removed in future filings. To the extent that these amounts are material to cost of sales and your results of operations, please discuss the changes in MD&A.

      Response:
      ---------

      In future filings, we will remove the disclosure of our hypothetical net income and earnings per share impact as if all of our inventories had been recorded on a FIFO basis rather than a LIFO basis. We will also remove from future filings the discussion related to net income and per share effects due to reductions in certain inventory quantities. We will continue to review these amounts in the future and if it is determined to be material, we will discuss these changes in MD&A at that time.


7. Please tell us why you have presented your LIFO reserve balance at year-end. If you intended to indicate the excess of replacement or current cost over stated LIFO to comply with Rule 5-02.6(c) of Regulation S-X, please clarify your disclosure to state this. Additionally, if you choose to continue to use the term "LIFO reserve", please define and explain the term in future filings.

      Response:
      ---------

      The disclosure that you refer to was provided to give the reader an understanding of the difference between the replacement or current cost over stated LIFO in order to comply with Rule 5-02.6(c) of Regulation S-X. In future filings we will clarify our disclosure to provide a better explanation of this. We will also provide a definition of the term "LIFO reserve" in future filings as follows:

            "LIFO inventory reserve represents the amount of excess of the replacement or current cost as compared to the LIFO amount."


14.  Income Taxes, Page F-25
----------------------------

8. Please tell us the components of the line item "other accounting reserves and accruals." In future filings please separate the major components of this amount into separate line items to the extent practicable.

      Response:
      ---------

      In future filings, we will include the major components of what has been historically aggregated into the "other accounting reserves and accruals" line item in our "Net deferred tax liabilities" table in the "Income Tax" footnote in our Form 10-K. The major components for the year ended December 1, 2006 are as follows:


        (in thousands)
        Current deferred tax assets                      2006
        ---------------------------                   -------
        o     Rent adjustments (FASB No. 13)           $2,087
        o     Accrued advertising                         885
        o     Environmental reserve                       812
        o     Deferred directors' fees                    772
        o     State income taxes                          712
        o     Other temporary differences               1,910
                                                      -------
                                                       $7,178
        Long Term deferred tax assets
        o     State income taxes                       $1,866
        o     Other temporary differences                 324
                                                      -------
                                                       $2,190


16.  Operating Segments, Page F-26
----------------------------------

9. Please revise future filings to report revenues from U.S. sales and non-U.S. sales separately. In addition, please report long-lived assets located in both U.S. and non-U.S. locations. Refer to paragraph 38 of SFAS No. 131.

      Response:
      ---------

      In our next Form 10-K filing, we will begin to report revenues for U.S. sales and non-U.S. sales separately. Additionally, we will also report long-lived assets located in both U.S. and non-U.S. locations. We anticipate that our disclosure will take the form as described below.

            Net revenues by geographic area for the fiscal years ended November 30, 2007, December 1, 2006, and December 2, 2005 are as follows:

        (In thousands)                         2007        2006       2005
        --------------                         ----        ----       ----
        United States                      $xxx,xxx    $xxx,xxx   $xxx,xxx
        Foreign countries:
           Canada                            xx,xxx      xx,xxx     xx,xxx
           Europe                            xx,xxx      xx,xxx     xx,xxx
           Latin America                     xx,xxx      xx,xxx     xx,xxx
           All other countries                x,xxx       x,xxx      x,xxx
                                              -----       -----      -----
              Total foreign countries        xx,xxx      xx,xxx     xx,xxx
                                             ------      ------     ------
        revenues
        Total net sales                    $xxx,xxx    $xxx,xxx   $xxx,xxx
                                           --------    --------   --------


              Long-lived assets (primarily property and equipment and intangible assets) by geographic area as of November 30, 2007 and December 1, 2006 are as follows:

        (In thousands)                         2007        2006
        --------------                         ----        ----
        United States                      $xxx,xxx    $xxx,xxx
        Foreign countries                    xx,xxx      xx,xxx
                                         ---------- ---- ------
        Total                              $xxx,xxx    $xxx,xxx


Schedule II - Valuation and Qualifying Accounts, Page S-1
---------------------------------------------------------

10. We note your presentation of an allowance for sales discounts. Please confirm that this represents your allowance and related activity for merchandise returns and for your buy-down program. If so, please revise your description in future filings. If not, please explain.

      Response:
      ---------

      The presentation of allowances and sales discounts includes allowances for our buy-down program, allowances for customer chargebacks, reserves for tactical advertising, and reserves for sales discounts. Certain other merchandise returns have not been included in the balance sheet description or the supplementary schedule. The net accounts receivable balance as reported is accurate, and is net of all reserves. We will change the balance sheet description and supplementary schedule in future filings to present all accounts receivable reserves.

Exhibits 31.1 and 31.2, pages E-4 and E-5
-----------------------------------------

11. In future filings, please revise so that you refer to the related filings only as "report in paragraphs 2, 3, 4 and 5 rather than as "annual report" or "quarterly report". Refer to Item 601(b)(31)(i) of Regulation S-X.

      Response:
      ---------

      We will revise all future filings to only "Report" in paragraphs 2, 3, 4 and 5 in our quarterly and annual reports. We revised our recently filed quarterly report dated March 2, 2007.

After you have reviewed our responses, should you have any questions or need further clarification, please feel free to contact me directly at (617) 824-6611.

Sincerely,

/s/ Frank A. Caruso


Frank A. Caruso
Chief Financial Officer

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